Exhibit 4.23

Registered Address
293, Dr. D.N. Road,
Fort, Mumbai - 400001.

T+91 22 2653 2160
F+91 22 2653 2215
www.citibank.co.in

FCRN No: F00471

citi

Citibank N.A.

December 10th, 2020

IBIBO Group Pvt Limited
19th Floor, Epitome Building No. 5,
DLF Cyber City, DLF Phase III,
Gurugram-122002, Haryana

Dear Sir,

Re : Credit Facilities with Citibank, N.A.
We are pleased to write that Citibank, N.A ("Bank") is willing to consider making available the facilities ("Facilities") to **IBIBO Group Pvt Limited** ("Borrower"), as stated below:

1	Borrower	**IBIBO Group Pvt Limited**		
2	Purpose	Funds to be used by the Borrower for financing its Working Capital requirements		
3	Principal Amount	INR 138 Million (INR One Hundred Thirty Eight Million)		
4	Facilities	**NATURE OF FACILITIES**	**AMOUNT (INR/million)**	**REPAYMENT/TENOR**
		COMMERCIAL CARD	110.4	45 Days
		COMBINED CREDIT	27.6	60 days
		The Borrower maybe permitted to book forwards/other derivatives with the Bank at latter's sole discretion for which an amount out of above Facilities shall be earmarked as per the internal norms of the Bank		
		Annual renewal of the facilities is due on or before 15-March-2021		
5	Fees / Commissions	As mutually agreed, from time to time.		
6	Interest Rate & Payment	The Borrower shall pay interest to Bank on Facilities advanced and outstanding from time to time at mutually agreed such rates of interest as may be agreed upon (exclusive of applicable interest tax). The abovementioned interest shall be paid with monthly rests on the last date of each month in each year, or at such other rests as determined by the Bank. PROVIDED that the Bank shall at an y time or from time to time be entitled to change the rate of interest specified above based upon relevant circumstances, including market conditions and notify such changes to the Borrower..		
7	Additional Interest Rate & Prepayment charges	• Charged @ 4.00 % p.a. over the rate derived under (6) above on overdues / delays / default in payment of any monies. • Prepayment penalty at the rate of 2% of principal, subject to mutual agreement between borrower and Bank.		
8	Stamp Duties/Levies / Legal Expenses	All stamp duties and other present and future levies/cesses/duties are to be borne by the Borrower. All other costs / legal expenses including for valuation and title search to be borne by the Borrower. All taxes, duties and levies as applicable to a specific transaction are to be borne by the Borrower		

Citibank N.A. a National Banking Association formed under the laws of the United States of America with Limited Liability

Registered Address 293, Dr D N Road, Fort, Mumbai - 400001 FCRN No: F00471 T+91 22 2653 2160 F+91 22 2653 2215 www citibank co in Citibank N A 9 Security Demand promissory note and letter of continuity Drawing power will be calculated as per the internal guidelines of the Bank No drawing power will be assigned to receivables from group entities 10 Insurance Not Applicable II Conditions a) Quarterly stocks and book debts statements along with information on Sales, creditors, and balance outstanding with other banks to be received by the Bank with in 30 days after month end in the format specified by the bank b) Quarterly performance statements (QMS 1 & 2 to be received by the Bank within 90 days after the quarter end) c) Annual Financial statement to be received within 30 days after the finalization of Audited financials d) Please note that the Bank’s has a right to inspect the premises on a prior notice of 7 days to the borrower e) In accordance with the Bank’s policy, the Facilities, if made available, are subject to the Bank’s periodic review, and continuation thereof is subject to the Bank’s satisfaction as to circumstances deemed relevant by the Bank f) The Facilities may, without prior notice, be modified or canceled, in whole or in part, at the Bank’s sole discretion, whereupon all outstanding amounts owing under the Facilities shall become immediately due and payable within 30 days, g) The company shall also comply with following covenants to be tested on Quarterly financials of Makemytrip Limited (parent entity) The group to maintain at all times sufficient unencumbered cash balances as per Citibank assessment and shall met the Citibank internal ratios/benchmark The company to provide to the bank details of such cash balances on quarterly intervals or as per bank’s requirement Cash burn= Loss from operation + ESOP + Depreciation/Amortisation Internal ratios to be adhered too are- I Remaining liquidity> 1 5x 2 Liquidity to facility at maturity> 1 x Definition Remaining liquidity= Total unrestricted cash/ Projected cash burn for 12months Liquidity to facility at maturity= Total unrestricted cash- projected cash burn for 12 months/ Weighted Facilities ( 1 2x of total uncommitted facilities/1 5x of total committed facilities across all banks)

Registered Address
293, Dr. D.N. Road,
Fort, Mumbai - 400001.

T +91 22 2653 2160
F +91 22 2653 2215
www.citibank.co.in

FCRN No: F00471

Citibank N.A.

12	Documentation	In order to avail of, and prior to utilization of, the Facilities, the Borrower will, at its costs, be required to furnish, in a form and manner acceptable to the Bank, the following: 1. Acceptance of all conditions herein, under the hand of the Borrower's duly authorized signatories 2.Attested copy of memorandum and articles of association/ partnership deed 3. Board resolution / partnership authority letter authorizing the borrowing 4. Demand Promissory Note and Letter of Continuity 5. Duly signed and executed loan/credit agreements and other documents for creation of hypothecation towards securing the Facilities as required by the Bank, in a form and manner acceptable to the Bank. 6. borrowing limits and facilities availed of and/or intended to be availed of by the Borrower with other banks; 7. No-objection letters from other bankers to the Borrower or other appropriate communication to avail these Facilities, as applicable.

Other Conditions:

I) These Facilities have been sanctioned on the assumption that Citibank, N.A. would be the one of the multiple banks in the banking arrangement. Consequently, transactions of the Borrower, at least, in proportion to Citibank,N.A.'s share would have to may be routed through the Bank.

II) The Bank based on representations made by the Borrower and the furnishing of financial statements by the Borrower, is considering extension these proposed Facilities. The Bank's final decision to lend and advance the Facilities to the Borrower will, inter alia, be contingent upon the following conditions being complied with during the entire Tenor of the Facility being so lent and advanced by the Bank to the Borrower:

- Satisfactory site visit and satisfactory reference check from existing bankers / lenders
- The absence of any material adverse change in the condition of the Borrower (where 'material adverse change' shall mean any event which, in the reasonable opinion of the Bank, is prejudicial to the interest of the Bank or is likely to materially affect the financial condition of the Borrower or its ability to perform all or any of its obligations of the Facilities).
- The Borrower or its affiliate not having defaulted under any financing obligation to any bank / funding agency in the past
- All borrowings by the Borrower would be notified within 15 days to the Bank.
- The Borrower will notify within 15 days regarding issuance of guarantee of any kind except in ordinary course of business
- Borrower shall offer the terms of the Facilities being at least on par with all outstanding and future debt obligations of the Borrower. Bank may accept or reject the same

III) The proceeds of the Facilities are not to be utilized by the Borrower for investments in shares, debentures, advances and inter-corporate loans / deposits to other companies (including subsidiary and other group companies) and on lending to the directors/promoters/partners

Disclosure of Information :

The Borrower accepts, confirms and consents for the disclosure and sharing by the Bank of all or any information and data relating to the Borrower, the Facilities, any other transactions that the Borrower has with the Bank, the Borrower's account, and the agreements and documents related to the Facilities and transactions, including but not limited to information relating to default, if any, committed by the Borrower,

Citibank N.A. a National Banking Association formed under the laws of the United States of America with Limited Liability

IBIDI GROUP PRIVATE LIMITED GURGAON

Registered Address T+91 22 2653 2160 293, Dr. D.N. Road, F+9i 22 2653 2215 Fort, Mumbai – 400001.www.citibank.co.in FCRN No: F00471 citibank N.A. in the discharge of the Borrower's obligations in relation to the Facilities or other transactions, as the Bank may deem appropriate and necessary to disclose and furnish, to the Reserve Bank or India ("RBI") and/or to the Credit Information Bureau (India) Ltd and/or to any other agency or body as authorized in this behalf by RBI, to other banks and lenders including assignees and potential assignees, to its professional advisers and consultants and to its service providers instructed by it in relation to the Facilities, and/or as required under law or any applicable regulation, at the order of a court of law, or at the request or order of any statutory regulatory or supervisory authority with whom it customarily complies The Borrower undertakes and covenants that it shall provide all information, including information regarding other credit facilities enjoyed by the Borrower, as and when required by the Bank The Borrower declares that the information furnished to the Bank from time to time is and shall be true and correct, The Borrower; (a) accepts that the RBI or the Credit information Bureau (India) Ltd, and any other agency so authorized, any statutory, regulatory or supervisory authority or other lenders, may use, process, disseminate the said information and data disclosed by the Bank in such manner as deemed fit by them in any particular circumstances; and (b) shall not hold the Bank at all responsible or liable in this regard. Bank's service providers: It is accepted by the Borrower, that without prejudice to any rights of the Bank, all acts / steps as are necessary for the Bank to take in order to monitor the Facilities and utilization thereof and/or the obligations of the Borrower and /or the Borrower's compliance with the terms thereof and / 01' to recover amounts due to the Bank or any pan or portion thereof, shall and/or may be carried out by and / or through such other person (including a company or body corporate) as may from time to time be appointed by the Bank ill respect thereof and that the Bank will at all times be entitled to share with any such other person that may thus be appointed by the Bank, all documents statements of accounts and other information of whatsoever nature pertaining to the Borrower and/or the Facilities. Further, the Borrower expressly recognises and accepts that the Bank shall, without prejudice to its rights to perform such activities either itself or through its officers or servants, be absolutely entitled and have full power and authority to appoint one or more third parties of the Bank's choice and to transfer 01' delegate to such third parties the right and authority to collect on behalf of the Bank all unpaid amounts and to perform and execute all acts, deeds, matters and things connected therewith or incidental thereto including attending the office or residence of the Borrower, receiving the amounts due, and generally performing all lawful acts as the third party may consider appropriate for such purposes. The sanction of the Facilities is further subject to execution/furnishing of all documentation specified above, in a form and manner acceptable to the Bank. Failure to comply with the above requirement would terminate this proposal. It is clearly understood that this Letter does not obligate the Bank to enter into any further agreement and/or to provide the Facilities, and any such obligation shall be contingent upon the Borrower executing final definitive transactional documents for the Facilities to the satisfaction of the Bank and delivering the same to the Bank, within such time as stipulated thereof by the Bank. This letter does not constitute an offer by the Bank and is merely an expression of interest. The proposal is subject to continuing internal approvals of the Bank, including credit, taxation, regulatory. and legal approvals. The Bank may, at its sole discretion and without requiring to provide any reasons for the same, cancel, suspend, modify or otherwise change the terms of the proposed Facilities. If the Borrower is agreeable to the above proposal, the Borrower may accept this in-principle sanction letter by signing on a Citibank N.A. a National Banking Association 101'lned under the laws of the United State of America With Limited liability

Registered Address 293, Dr. D.N. Road, Fort, Mumba l - 400001. FCRN No: F00471 Citibank N.A. T+91 22 2653 2160 F+91 22 2653 2215 www.citibank.co.in copy of this letter and returning it to the Bank on or before 60 Days. together with a certified true copy of the Borrower's Board of Directors' resolution authorizing its officer/s to execute and deliver acceptance hereof. The sanction of the Facilities is subject to execution/furnishing of all documentation specified in Clause 11 above, in a form and manner acceptable to the Bank, on or before 60 Days. Failure to comply with the above requirement would terminate this offer. It is clearly understood that the is Letter does not obligate the Bank to enter into any further agreement and/or to provide the Facilities, and any such obligation s hall be contingent upon the Borrower executing final definitive documents for the Facilities to the satisfaction of the Bank and delivering the same to the Bank, within such time as stipulated therefore by the Bank. without prejudice to the generality of the foregoing, the Bank may, at its sole discretion and without requiring to provide any reasons for the same, cancel, suspend, modify or otherwise change the terms of the proposed Facilities. Yours faithfully, For Citibank, N.A. Aditya Agarwal Director Accepted on behalf of Designation: Name: Date: (Affix entity seal here) Anand Agarwal Credit Manager Citibank N.A. a National Banking Association formed under the laws of the United States of America with Limited Liability